

December 6, 2023

Siaw Tung Yeng
Chief Executive Officer
Mobile-health Network Solutions
2 Venture Drive, #07-06/07 Vision Exchange
Singapore 608526

> **Re: Mobile-health Network Solutions**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted November 27, 2023**
> **File No. 377-06781**

Dear Siaw Tung Yeng:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A filed November 27, 2023

Business
Seek merger and acquisition opportunities and partnerships to add scale and diversify our business through new capabilities and services, page 77

1.  Please expand the disclosure to state whether there are any agreements in place for acquisitions at the current time.

Financial Statements
Note 15. Subsequent Events, page F-26

2.  We note your revised disclosure in MD&A regarding your accounting policy for stock compensation beginning on page 57. We continue to believe that your accounting policy for determining the fair value of the Class A Ordinary Shares on the grant date, the aggregate fair value of the options on the grant date, and the accounting treatment to be

afforded to the vesting of the options upon the IPO should be disclosed in the financial statements as a material subsequent event due to the material amount of compensation expense to be recognized when the options granted on August 1, 2023 for 3,738 Class A Ordinary Shares with an exercise price of $1 per share vest immediately upon the effectiveness of the IPO.  Please revise to include the expanded disclosure.

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Meng Ding